Exhibit 15.1

Management's Discussion and Analysis
for the Year Ended November 30, 2006

Contact Information

ALBERTA STAR DEVELOPMENT CORP.
506 - 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management's Discussion and Analysis

for the Year Ended November 30, 2006

This management's discussion and analysis ("MD&A"), dated March 12, 2007 should be read in conjunction with the accompanying audited financial statements and notes for the year ended November 30, 2006. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

Overview

Alberta Star Development Corp. ("Alberta Star" or the "Company") is engaged in the acquisition, exploration and development of exploration properties in Canada's Northwest Territories. These properties are in the exploration stage. Alberta Star does not generate income or cash flow from its operations. Alberta Star's outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

On April 25, 2006, the Company completed a private placement financing, issuing a total of 5,500,000 flow-through units (the "Units") at a price of $1.85 per Unit for gross proceeds of $10,175,000. Each Unit consisted of one common share and one half-share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.10 up to October 25, 2007. In connection with the financing, the Company issued a further 200,225 Units, and issued 435,689 compensation share purchase warrants to the agents (the "Agents") as payment of part of their commission. Each compensation share purchase warrant entitles the Agent to acquire one share of the Company at an exercise price of $2.15 until October 25, 2007. The funds from the private placement financing have been dedicated to the Company's exploration properties in the Northwest Territories which constitute as Canadian exploration expenses (as defined in the Income Tax Act). The Company renounced the associated expenditures to the investors on December 31, 2006.

On October 18, 2006, the Company completed another private placement financing, issuing a total of 6,380,000 flow-through Units at a price of $1.90 per Unit for gross proceeds of $12,122,000. Each Unit consisted of one common share and one half-share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.15 up to April 17, 2008. In connection with the financing, the Company issued 508,296 compensation share purchase warrants to the Agents as payment of part of their commission. Each compensation share purchase warrant entitles the Agent to acquire one share of the Company at an exercise price of $2.20 until April 17, 2008. The funds from the private placement financing have been dedicated to the Company's exploration properties in the Northwest Territories which constitute as Canadian exploration expenses (as defined in the Income Tax Act). The Company renounced the associated expenditures to the investors on December 31, 2006.

During fiscal 2006, the Company decided to abandon its interest on the Longtom Property (Target 2) -Longtom Lake, Northwest Territories ("NT") and the Meridian Lake Property - Reliance, NT.

During the same period, the Company was issued two Class A-5 Year Drill Permits from the Sahtu Land and Water Board. The Company is now fully permitted for 40,000 meters of diamond drilling at Contact Lake in the Eldorado Uranium Belt in the Sahtu Dene Land Settlement region of the Northwest Territories. The Company to date has completed 14,475.60 meters of drilling in 2006 (46 holes). Of the 46 holes drilled, 27 of the 35 holes have reported that they have intercepted poly-metallic mineralization as of March 12, 2007. The results of the eleven remaining holes are still pending.

The Company successfully completed Phase 1 & 2 drilling and field exploration work program at the Company's Eldorado-Glacier Lake permit area located on the north side of Echo Bay and Contact Lake permit area located south of Echo Bay. All drill core and surface exploration samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to ACME Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped and then transported to ACME's main laboratories in Vancouver, British Columbia ("BC") for assaying. ACME is a fully registered lab for analysis by ICP-MS and ICP-FA techniques. The Company has been reporting its drill results when they are received by the Company.

As at November 30, 2006 the Company had $30,149,153 of cash and cash equivalents on hand. Cash on hand at the date of this MD&A is $30,438,340, which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

Properties

Alberta Star's exploration property assets consist of::

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company's property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 20,446.82 hectares ("ha") (50,503.65 acres), in the region.

Contact Lake Mineral Claims - Contact Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty ("NSR"), in five mineral claims, totalling 1,801.82 ha (4,450.50 acres) located in the Contact Lake area, 680 kilometers ("km") north of Yellowknife, NT. The acquisition was completed after payment of $60,000 and the issuance of 300,000 of the Company's common shares, at a deemed value of $72,000. Alberta Star completed additional staking in the area in order to increase the project size to 16 mineral claims, totalling 10,601.57 ha (26,185.88 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

J. Fingler, P.Geo., of Vancouver, BC completed a National Instrument 43-101 compliant technical report dated August 4, 2005 ("Technical Report") on the Contact Lake property with copper, gold, cobalt, silver and uranium mineralization identified in an iron oxide, copper, gold, ("IOCG") setting. The Technical Report was prepared in accordance with the guidelines of National Instrument 43-101 "Standards of Disclosure for Mineral Projects and is based on data and geological information gathered from public sources, assessment files, historical information, federal government maps, reports and assessment files. The sources of information for the data presented in the report are believed to be reliable and accurate.

On April 11, 2006, the Company announced that it has been granted a five year Sahtu Land & Water Board Class "A" Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the first mineral exploration company in over 10 years to receive a Class "A"-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. The Company is fully permitted for diamond drilling in the Sahtu Dene Land Settlement Area at Contact Lake, NT.

On April 11, 2006, the Company announced that it has been granted permission to drill on its Contact Lake property by the Chief Inspector of Mines for the Northwest Territories. Dr. Hamid Mumin of Brandon University completed an interpretation report which recommended the execution of a comprehensive exploration program. The exploration program included additional ground and airborne geophysics such as localized Induced Polarization/Resistivity

(IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping, line-cutting followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high -priority areas.

On May 9, 2006, the Company announced that it contracted the services of Mr. John Camier B.Sc. (Specialist) M.Sc., a principal of South Bay Exploration Ltd., a geological services company of Brandon, Manitoba, to supervise the Company's Summer 2006 diamond drilling program at the Contact Lake and Eldorado IOCG and uranium projects "(the Projects)".

On June 21, 2006 the Company announced that drilling commenced at the Projects in early June 2006. The Company's drill contractor was Connor's Drilling Ltd., which operated three Boyles BBS-25A drills. The scheduled holes were drilled and completed to an average depth of 200-500 meters per-hole.

On July 24, 2006, the Company announced that Geotech Ltd. completed a helicopter-borne VTEM geophysical survey at the Projects. The VTEM airborne survey covered an area that included four former past producing high grade silver & uranium mines, the Eldorado, Echo Bay, Bonanza and El Bonanza Mines. The survey area also included the Thompson Lake-Mile Lake region south of the Bonanza and El Bonanza silver and uranium mines.

On August 2, 2006, the Company announced that it has been advised by the Surveyor-General's office of the Department of Natural Resources that the legal survey to lease at Contact Lake has been approved. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT on behalf of the Company. The total lease claim survey are completed consisted of 1,801.82 ha (4,450.52 acres) and includes the Company's Contact Lake Mine site.

On August 30, 2006, the Company announced that Terraquest Ltd. completed a Regional High Resolution Aeromagnetic Gradiometer-Radiometric Survey over the entire Eldorado uranium belt. This airborne geophysical survey consisted of 16,708 line-kilometres at 100 meter line spacings and was completed under ideal weather conditions. This airborne survey will now allow the Company to properly evaluate the mineral potential of its properties and assist in its drill targeting of the Projects.

On October 31, 2006, the Company announced that it had completed its Phase 1 & 2 drilling and field exploration work program at the Company's Eldorado-Glacier Lake permit area located on the north side of Echo Bay and Contact Lake permit area located south of Echo Bay. The Company's work program has confirmed widespread poly-metallic mineralization at the various target areas in both drill core and exploration sampling. All drill core and surface exploration samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to ACME in Yellowknife, NT where they were crushed and pulped and then transported to ACME's main laboratories in Vancouver, BC for assaying.

The Company expects to continue with its 2006/2007 Eldorado & Contact Lake IOCG & Uranium Projects. These exploration programs will include additional alteration mapping, rock sampling, ground and airborne geophysics and diamond drilling.

Port Radium - Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims totalling 2,424.23 ha (5,987.85 acres); collectively known as the Port Radium-Glacier Lake Mineral Claims. The properties are situated 1.5 km east of Port Radium on Great Bear Lake, NT. The interest was acquired by the Company paying $30,000 and issuing 360,000 common shares, valued at $72,000. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium - Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company. The Port Radium uranium belt was formerly one of Canada's principal producers of Pitchblende uranium during the 1930s and 1940s.

On May 2, 2006, the Company announced that it received formal approval from the Sahtu Land and Water Board ("SLWB") for a second 25,000 meter Class A-5 year drill permit at it's Eldorado Iron oxide, copper, gold, silver, and uranium Project. The Company has now completed all of the requirements for its drill permitting which included the finalization of a comprehensive First Nations Traditional Educational Knowledge Report ("TEK"). The TEK report was completed in collaboration with the Deline Land Corporation and was prepared with detailed input from many of the Sahtu Dene Elders from the community of Deline, NT.

On August 8, 2006, the Company announced that it had successfully completed a formal legal and land survey on its Glacier Lake silver and uranium properties. The Company has formally submitted its legal plan of survey and application for lease, and notice of lease for the Glacier Lake mineral properties to the Government of Canada Mine Recorders office. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT. The total lease claim survey area consists of 2,424.23 ha (5,987.85 acres) and includes the Echo Bay Gossan and the Echo Bay Silver and Uranium Mine sites.

On January 19, 2007 the Company announced that it has been advised by the Surveyor-General's office of the Department of Natural Resources that the legal survey to lease has been provisionally approved for the Glacier Lake Uranium Claims.

The Company expects to proceed with its development of the Port Radium-Glacier Lake Uranium Mineral Properties in 2006/2007. The exploration program will include detailed mapping, sampling, ground geophysics, and diamond drilling through November 30, 2007.

Port Radium - Crossfault Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) located north of Port Radium, NT, known as the Port Radium - Crossfault Lake Mineral Claims. The acquisition was completed after payment by the Company of $60,000 and issuance of 450,000 of its common shares (valued at $297,000). One-half of the NSR may be purchased for a one-time payment of $1,000,000 by the Company.

The Crossfault Lake claim block includes over 40 different metallic minerals, as identified by past geologists. The Port Radium uranium belt was formally one of Canada's principal producers of Pitchblende uranium in the 1930s and 1940s.

The Company expects to proceed with its 2006/2007 Port Radium - Crossfault Lake Mineral Claims exploration program, which will include mapping, geophysics, and diamond drilling through to November 30, 2007.

Port Radium - Eldorado Mineral Claims (Uranium Lease Claims), NT

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral leases totalling 106.53 ha (263.13 acres), located at Port Radium on Great Bear Lake, NT for a cash payment of $20,000 (paid). Acquisition of the 50% ownership in the property entitled the Company to full access and possession to a detailed technical library, exploration reports and historical data in South Malartic's possession. Also, included in the data acquisition were reports, maps, historical uranium production records, drill logs and uranium assay reports.

The property is located on Labine Point at Port Radium, NT. Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium. The mine currently has about 40 km of existing underground workings on 14 levels.

J. Fingler, P.Geo., of Vancouver, BC completed a National Instrument 43-101 compliant technical report dated August 10, 2006 ("Technical Report") on the Eldorado-Port Radium Property. The Technical Report provides a comprehensive description of the Eldorado-Port Radium Property including previous work, geology and mineralization and also makes recommendations for further work on the Property.

North Contact Lake Mineral Claims - Contact Lake, NT

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims "(the "North Contact Lake Mineral Claims"), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 263 miles north of Yellowknife, NT and consist of 5,867.23 ha (14,492.06 acres).

The property is in the northern extension of the Contact Lake Project and includes the Contact Lake - Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

Other Properties:

Longtom Property - Longtom Lake, NT

The Company has owned, since inception, a 50% interest, subject to a 2% NSR, totalling 361.38 ha (892.61 acres) located about 350 km northwest of Yellowknife, NT. Alberta Star has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At Alberta Star's option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceding and immediately following the date of exercise. Alberta Star must exercise the option if it incurs $5,000,000 in exploration of the property.

Alberta Star entered into an agreement with Fronteer Development Group Inc. ("Fronteer") whereby Fronteer may acquire a 75% interest in the entire property by paying $15,000 in cash (received) over three years and incurring $500,000 (incurred) in exploration expenditures on the property. Alberta Star and Fronteer are exploring the Longtom Property for indications of base and precious metals and uranium.

Fronteer has informed Alberta Star that due to other projects and priorities, additional work may continue on the Longtom Property at a later date.

Longtom Property (Target 1) - Longtom Lake, NT

During the year ended November 30, 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the Northwest Territories for a cash payment of $15,000 (paid) and the issuance of 200,000 of its common shares (issued and valued at $56,000).

No work is currently planned on the Longtom Property (Target 1) due to other projects and priorities.

MacInnis Lake Property - MacInnis Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% interest, subject to a 2% NSR, in 12 mineral claims (the "MacInnis Lake Uranium Claims") and three additional mineral claims (the "Kult Claims") located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Property. The acquisition was completed for cash payments of $100,000 and 650,000 common shares (issued and valued at $159,500) of the Company.

In 2005, the Company entered into an option agreement with Max Resource Corp. ("Max Resource"), whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property by paying Alberta Star $30,000 cash (received); issuing 200,000 common shares of Max Resource (received and now valued at $72,000) to Alberta Star; and by spending $2 million in exploration work over five years by April 1, 2010 of which $301,730 has been spent.

The MacInnis Lake Uranium Claim block consists of 10,596.35 ha (26,172.98 acres) located in the Nonacho Basin, 150 km northeast of Fort Smith, NT, and 233 km northwest of Athabasca Lake, Saskatchewan.

The MacInnis Lake Uranium project is considered to be an unconformity-associated uranium deposit type. Unconformity-related uranium deposits can be extremely high grade and can average up to 10% or more uranium; this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin. The MacInnis Lake Uranium Claim block is known to have widespread surface uranium mineralization, and contains 28 high-grade uranium outcrops, some of which were drilled between 1954 and 1988. All uranium exploration and drilling datasets from the MacInnis Lake Project have been archived and recorded by the Geological Survey of Canada in Yellowknife, NT.

The Company has halted exploration activities on this property pending resolution of permit issues in the region.

Summary of Quarterly Results

The following is selected financial information from Alberta Star's eight most recently completed fiscal quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share
November 30, 2006	($3,895,492)	($0.05)	($0.05)
August 31, 2006	($5,602,506)	($0.06)	($0.06)
May 31, 2006	($1,897,081)	($0.02)	($0.02)
February 28, 2006	($235,130)	($0.01)	($0.01)
November 30, 2005	($846,099)	($0.01)	($0.01)
August 31, 2005	($1,059,803)	($0.03)	($0.03)
May 31, 2005	($440,439)	($0.01)	($0.01)
February 28, 2005	($486,469)	($0.01)	($0.01)

The Company did not generate any revenues or have extraordinary items or results from discontinued operations in the period covered.

The Company's net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs. Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted. The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company's Eldorado & Contact Lake IOCG & Uranium Properties. In this three month period, there was a $2,355 loss on the write-offs of property, plant and equipment. There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company's net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs. Included in general and administrative costs are stock based compensation, a non-cash expense, of $39,568 related to the vesting of 100,000 stock options previously granted. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company's net loss of $1,897,081 for the three month period ended May 31, 2006 includes $1,644,372 of expenses relating to mineral properties and $407,040 of general and administrative costs. Included in general and administrative costs are stock based compensation, a non-cash expense, of $63,280 related to the vesting of 160,000 stock options previously granted. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company's net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs. Included in general and administrative costs are stock based compensation, a non-cash expense, of $1,151,458 related to the vesting of 2,910,000 stock options (3,250,000 granted). A future income tax recovery of $1,478,400 is also included in the loss. The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company's shareholders as part of flow through financings. Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims. In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company's net loss of $846,099 for the three month period ended November 30, 2005 includes $598,299 of expenses relating to mineral properties and $247,800 of general and administrative costs. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the acquisition and exploration of the Contact Lake Mineral Claims.

The loss of $1,059,803 for the three month period ended August 31, 2005 includes mineral property expenses of $767,033 and general and administrative expenses of $292,770 respectively. The loss also includes stock based compensation, a non-cash expense, of $185,580 related to the granting of 2,000,000 stock options. Mineral property exploration expenses related to Contact Lake ($689,579) and included camp and field costs ($106,254), consulting, geology and engineering fees ($164,615), transportation ($156,722) and airborne geophysics ($129,962). These costs were associated with the mapping, land surveying, airborne helicopter geophysics on the Contact Lake Property.

The Company's net loss of $440,439 for the three month period ended May 31, 2005 consisted of mineral property expenditures and general and administration expenditures of $284,450 and $155,989 respectively. Mineral property expenditures related mainly to the Contact Lake property ($174,805). General and administrative expenses included advertising and promotion ($45,579), consulting and management fees ($17,700) and legal and accounting fees ($20,370).

The Company's net loss of $486,469 for the three month period ended February 28, 2005 consisted of mineral property expenditures and general and administration expenditures of $300,405 and $187,380 respectively. Mineral property expenditures related mainly to the Dixie Lake property ($102,853) and MacInnis Lake Property ($169,834). General and administrative expenses included advertising and promotion ($15,689), consulting and management fees ($39,200) and legal and accounting fees ($52,538).

Results of Operations

Summary

The Company's net loss for the year ended November 30, 2006 was $11,630,209 or $0.14 per share compared to a net loss of $2,832,810 or $0.06 per share in 2005. Contributing to the period over period differences were an increase in mineral property expenses of $7,496,944, advertising and promotion of $122,721, office and miscellaneous of $124,202, and stock-based compensation, a non-cash expense, of $3,052,289, offset by an increase in interest income of $802,010 and future income tax recoveries of $1,429,960.

The Company's net loss for the three month period ended November 30, 2006 was $3,895,492 or $0.05 per share compared to a net loss of $846,099 or $0.01 per share in 2005. Contributing to the period over period differences were an increase in mineral property expenses of $1,210,145, office and miscellaneous of $46,995, and stock-based compensation, a non-cash expense, of $1,983,563, offset by an increase in interest income of $257,400.

In general, the Company's expenses increased significantly in the third and fourth quarter of the current fiscal year compared to prior periods related to Phase 1 and 2 drilling and field exploration work program at the Company's Eldorado & Contact Lake IOCG & Uranium Properties which included assaying, camp and field costs, drilling, geology and engineering, surveying and transportation. The Company was among the first mineral exploration companies to begin acquiring advanced stage poly-metallic and uranium projects in the Sahtu Land region, prior to the rapid rise of base and precious metals and uranium metal prices and was able to assemble one of the largest contiguous land packages complete with advanced datasets in one of Canada's most historically famous iron, oxide, copper, gold, silver, cobalt and uranium mineral districts. New mineral discoveries and increased demand, particularity for uranium, will continue to favour those exploration companies who have properly permitted their mineral property assets.

During 2006, the Company had a higher average cash balance on hand resulting in an increase in interest income to $802,010 in 2006 from $Nil in 2005.

Total assets increased to $30,798,020 in 2006 as compared to $11,978,824 in 2005 primarily as a result of the completion of two private placement financings which raised gross proceeds of $22,297,000. In addition, the company realized cash inflows from the exercise of warrants and options of $6,987,056 offset by the purchase of property, plant and equipment of $111,504 and cash outflows from operations of $9,653,873.

Mineral Property Expenses

Mineral property expenses comprise (1) operating expenses; (2) acquisition costs, and (3) recoveries. Total expenditures for the year ended November 30, 2006 and 2005 are summarized below:

For the Year Ended November 30, 2006	Operating Expenses $	Acquisition Costs $	Recoveries $	Total $
Longtom Property - Longtom Lake, NT	893	-	(4,000)	(3,107)
Longtom Property (Target 1) - Longtom Lake, NT	-	-	-	-
MacInnis Lake Property - MacInnis Lake, NT	3,231	-	(15,000)	(11,769)
Contact Lake Mineral Claims - Contact Lake, NT	8,359,925	-	-	8,359,925
North Contact Lake Mineral Claims - Contact Lake, NT	-	257,500	-	257,500
Port Radium - Glacier Lake Mineral Claims, NT	1,261,681	-	(417,099)	844,582
Port Radium - Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium - Eldorado Mineral Claims, NT	-	-	-	-
	9,625,730	257,500	(436,099)	9,447,131

Operating expenses for the three month period ended November 30, 2006 were $1,808,444 compared to $589,299 in the comparative period. The increase was primarily due to $1,524,539 and $62,909 spent on the Contact Lake Mineral Claims and Port Radium - Glacier Lake Mineral Claims respectively. The increase in expense is attributed to increased costs associated with the operation of two field exploration camps for the Phase 1 and 2 drilling and field exploration work program at the Company's Eldorado & Contact Lake IOCG & Uranium Properties. The increase in operating expenses for the year ended November 30, 2006 was also primary attributable to the Company's Eldorado & Contact Lake IOCG & Uranium Properties as discussed above.

For the Year Ended November 30, 2005	Operating Expenses $	Acquisition Costs $	Recoveries $	Total $
Longtom Property - Longtom Lake, NT	12,900	-	(3,000)	9,900
Longtom Property (Target 1) - Longtom Lake, NT	11,571	-	(3,530)	8,041
Longtom Property (Target 2) - Longtom Lake, NT	11,571	-	(3,530)	8,041
Dixie Lake Property - Red Lake, Ontario		88,236	(2,603)
Shabu Lake Property - Red Lake, Ontario	2,924	-	-	2,924
MacInnis Lake Property - MacInnis Lake, NT	301,730	258,000	(334,748)	224,982
Meridian Lake Property - Reliance, NT	-	10,000	-	10,000
Contact Lake Mineral Claims - Contact Lake, NT	954,292	132,000	-	1,086,292
North Contact Lake Mineral Claims - Contact Lake, NT	-	-		-
Port Radium - Glacier Lake Mineral Claims, NT	-	102,000	-	102,000
Port Radium - Crossfault Lake Mineral Claims, NT	-	357,000	-	357,000
Port Radium - Eldorado Mineral Claims, NT	-	20,000	-	20,000
	1,330,362	967,236	(347,411)	1,950,187

Full particulars of expenditures on mineral properties are provided in note 8 to the audited financial statements for the year ended November 30, 2006.

General and Administrative Expenses

General and administrative expenses for the three months ended November 30, 2006 increased by $2,045,853 to $2,293,653 in the comparative period. Office and miscellaneous costs increased to $60,875 in 2006 as compared to $13,880 in 2005 and the increase in costs is attributed to the move to larger office premises in September 2006. Stock-based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the year. Stock-based compensation, a non-cash expense, increased to $1,983,563 in 2006 from $Nil in 2005. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.

General and administrative expenses for the year ended November 30, 2006 increased by $3,522,606 to $4,402,693 in the comparative period. Advertising and promotion expense increased to $247,563 in 2006 as compared to $124,842 in 2005. The increase in expense is attributed to increased costs associated with news release dissemination. Office and miscellaneous costs increased to $181,523 in 2006 as compared to $57,321 in 2005. The increase in costs is attributed to the move to larger office premises in September 2006. Stock-based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the year. Stock-based compensation, a non-cash expense, increased to $3,237,869 in 2006 from $185,580 in 2005. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.

Future Income Tax Recovery

In fiscal 2006, the Company recorded a future income tax recovery of $1,429,960. The Company did not generate a future income tax recovery in fiscal 2005.

Selected Annual Information

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company.

Item	For the Year Ended November 30
	2006	2005	2004
Total Revenue	Nil	Nil	Nil
Total Income (Loss) from Continuing Operations	($11,630,209)	($2,832,810)	($957,202)
Operating Income (Loss) per Share	($0.14)	($0.06)	($0.03)
Net Income (Loss) in Total	($11,630,209)	($2,832,810)	($957,202)
Net Income (Loss) on a per Share Basis	($0.14)	($0.06)	($0.03)
Total Assets	$30,798,020	$11,978,824	$2,155,878
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Liquidity

Alberta Star is a mining exploration and development company with no producing resource properties, and consequently, does not generate operating income or cash flow.

During the year ended November 30, 2006, the Company spent $9,447,131 on developing and purchasing mineral properties and $4,402,693 on general and administration for a total net loss before other items and income taxes of $13,849,824. These amounts included $1,859,091 of non-cash outlays including the acquisition of mineral properties through the issuance of common shares outlined at $182,500 and stock-based compensation, a non-cash expense, of $3,237,869 resulting in a net cash outlay pertaining to operating activities of $9,771,158. A future income tax recovery benefit of $1,429,960 was recorded in fiscal 2006; however, the future income tax recovery benefit did not directly contribute cash to operations.

The Company had cash and cash equivalents on its balance sheet of $30,149,153 and working capital of $30,224,674 as compared to $11,841,868 of cash and cash equivalents and working capital of $11,885,123 in 2005. The change in cash and working capital of $18,307,285 and $18,339,551, respectively, is in part due to the receipt of net proceeds of $21,078,107 from private placements of 20,057,146 common shares and warrants, the receipt of $6,987,056 from the exercise of 12,956,509 stock options and warrants and the receipt of $7,500 in share subscriptions received in advance, offset by purchases of property, plant and equipment of $111,504 and cash used in operations of $9,653,873.

During the year ended November 30, 2005, the Company spent $1,950,187 on mineral properties and $880,087 on general and administration for a total net loss before other items and income taxes of $2,830,274. These amounts included $711,800 of non-cash outlays including the acquisition of mineral properties through the issuance of common shares outlined at $599,000 and stock-based compensation, a non-cash expense, of $185,580 resulting in a net cash outlay pertaining to operating activities of $2,121,010. There was no future income tax recovery benefit recorded in fiscal 2005. The Company generated $10,158,979 from private placements of 41,465,361 common shares and warrants, $1,716,611 from the exercise of 5,314,119 stock options and warrants, offset by purchases and proceeds on the sale of property, plant and equipment of 7,933 and cash used in operations of $2,121,010.

Commitments

Alberta Star has ongoing commitments required to keep its mineral property interest in good standing and to carry on its business operations.

  The Company has the right to acquire the remaining 50% interest in the Longtom Property (the "Longtom Option") for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of the Company's shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 12).

  The Company entered into a contract for management services with a company controlled by the President and director of the Company requiring the payment of $12,500 per month. In February 2007, this arrangement was terminated and the individual became an employee of the Company requiring the remuneration of $16,667 per month retroactive to January 1, 2007.
  The Company entered into a contract for employment with a director of the Company requiring the remuneration of $5,500 per month.

  The Company entered into a contract for employment with the Corporate Secretary of the Company requiring the remuneration of $5,500 per month.

16

  The Company entered into a contract for employment with an individual related to a director of the Company requiring the remuneration of $4,000 per month.

  The Company entered into a contract for investor relations services with an individual requiring the payment of $6,000 per month.

  The Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month on a month to month basis

  The Company entered into a contract for director services with a company controlled by a director of the Company requiring the payment of $1,000 on a month to month basis.

  The Company entered into a contract for director services with a partnership controlled by the Chief Financial Officer and director of the Company requiring the payment of $1,000 on a month to month basis.

  The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company. These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares. As a result, the Company is obligated to spend approximately $19,822,747 by October 18, 2008.

  The Company entered into a five year lease for premise with minimum lease commitments of approximately $3,575 per month.

Related Party Transactions

Alberta Star's board of directors consists of Tim Coupland, Tracy A. Moore, Michael Bogin and Robert T. Hall who was appointed on September 27, 2006. Mr. Coupland is the Company's President and Chief Executive Officer. Mr. Michael Bogin is the Company's Chief Financial Officer. Ms. Ann-Marie Cederholm is the Company's Corporate Secretary. The Company paid or accrued amounts to related parties as follows:

	Year Ended November 30
	2006	2005
Consulting fees paid to a company controlled by Mr. Tim Coupland	$27,452	$43,900
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	7,500	-
Secretarial fees paid to an individual related to Mr. Tim Coupland	36,037	38,304
Management fees paid to a company controlled by Mr. Tim Coupland	135,000	60,000
Director fees paid to a company controlled by Mr. Tracy A. Moore	21,950	Nil
Director fees paid to a company controlled by Mr. Robert T. Hall	9,000	Nil
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm	38,375	Nil
	$275,314	$142,204

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that would require disclosure.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of available for sale investments is equivalent to market value, although available for sale investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in Canada and so is not subject to foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company's current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with "other instruments"; that is, instruments that may be settled by the delivery of non-financial assets.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to its available for sale investment, does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company's options and analyzing share price history to determine volatility.

Changes in Accounting Policies

There were no changes in accounting policies in 2006.

Disclosure Controls and Procedures

The Company's system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee. The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management's Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer's Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of November 30, 2006 under the supervision of management, including the President and the Chief Financial Officer. The evaluation included review of documentation, enquires of the Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at November 30, 2006.

The President and Chief Financial Officer are also required to file certifications of our annual filings under Multilateral Instruments 52-109. These certifications may be accessed at www.sedar.com.

Share Data

As of the date of this MD&A, Alberta Star has 96,901,357 common shares without par value issued and outstanding. In addition, Alberta Star has the obligation to issue the following additional common shares:

  Alberta Star has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At Alberta Star's option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceding and the five days trading days immediately following the date of exercise.

  Incentive stock options that could result in the issuance of up to 5,917,500 common shares. Of these stock options, 55,000 are exercisable at $0.15 each, 200,000 are exercisable at $0.20 each, 2,412,500 are exercisable at $0.60 each and 3,250,000 are exercisable at $1.57 each.

  Share purchase and agent compensation warrants that could result in the issuance of up to 15,104,126 common shares ranging from $0.45 to $2.20 each. Details of these warrants are described in note 10 and 16 to our audited annual financial statement for the year ended November 30, 2006. A total of 100,000 share purchase warrants with an exercise price of $0.40 per common share expired April 7, 2006.

Subsequent Events

The following events occurred subsequent to November 30, 2006:

  The Company issued additional 587,500 common shares for total cash proceeds of $312,500 for options exercised.

  The Company issued additional 37,140 common shares for total cash proceeds of $27,855 for agent's warrants exercised.

  The Company issued additional 25,000 common shares for total cash proceeds of $16,250 for warrants exercised.

  The Company entered into a contract for director services with a partnership controlled by a director of the Company requiring the payment of $1,000 on a month to month basis.

  The Company terminated a contract for management services with a company controlled by a director of the Company which required the payment of $12,500 per month. The Company entered into a contract for employment with the director of the Company requiring the remuneration of $16,667 per month, retroactive to January 1, 2007.

  The Company entered into a contract for employment with a director of the Company requiring the remuneration of $5,500 per month, retroactive to January 1, 2007.

  The Company entered into a contract for employment with the Corporate Secretary of the Company requiring the remuneration of $5,500 per month, retroactive to January 1, 2007.

  The Company entered into a contract for employment with an individual related to a director of the Company requiring the remuneration of $4,000 per month, retroactive to January 1, 2007.

  On March 1, 2007, the Company announced that Mr. Stuart Rogers has been appointed to the Board of Directors of the Company.

"/s/ Tim Coupland"	"/s/Michael Bogin"
Tim Coupland	Michael Bogin
President & CEO	CFO

March 12, 2007